CONFIDENTIAL TREATMENT REQUESTED

VIA EMAIL AND EDGAR

September 6, 2013

Duc Dang
Special Counsel Division of Corporation Finance Securities and Exchange Commission	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	RE/MAX Holdings, Inc.
Registration Statement on Form S-1
Filed August 19, 2013
File No. 333-190699

Dear Mr. Dang:

On behalf of RE/MAX Holdings, Inc. (the “Company”), we are supplementally submitting this letter in connection with the Company’s above-referenced Registration Statement in response to comment no. 5 issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 30, 2013.

In order to facilitate the Staff’s review of the Registration Statement regarding the Company’s disclosure on stock-based compensation, the Company advises the Staff that it currently believes the estimated price range for the initial public offering (“IPO”) would reflect an equity valuation prior to the IPO of between [*****] and [*****], the mid-point of which equates to an equity valuation of [*****]. The Company has estimated the valuation range with reference to the preliminary valuation provided by certain of the underwriters. The Company has not yet finalized a stock split to determine the per share price range that will appear in the preliminary prospectus, and the Company has been advised by its underwriters that a per share price range for marketing purposes will not be established until shortly before the printing of the preliminary prospectus for the offering, taking into account all relevant market factors at that time. Although the Company has not settled on the exact stock split at this time and any indication of the price range would be preliminary, if the Company elects a [*****]

*Confidential Treatment Requested by RE/MAX Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission September 6, 2013 Page 2	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

stock split for the Class B common units of RMCO, LLC (“RMCO”), then the anticipated price range for the Company’s Class A common stock in the IPO would be [*****] per share to [*****] per share, with a mid-point of [*****] per share, based on an assumed outstanding Company share count of approximately [*****] shares of common stock immediately prior to the consummation of the IPO assuming redemption of outstanding RMCO units not held by the Company in exchange for shares of the Company’s Class A common stock. In accordance with the Staff’s guidance, please note that that the low end and the high end of the price range actually included in the preliminary prospectus will reflect a $2 per share range if the offering price is less than or equal to $10 (or a 20% range for prices over $10 per share). The estimated range mentioned above is subject to further increase or decrease which change may be significant, as a result of, among other factors, changes in market conditions and subsequent developments affecting the Company.

In its comment regarding stock-based compensation, the Staff requested that the Company discuss in its Critical Accounting Policies, Judgments and Estimates the significant factors contributing to the expected difference between the value of the Class B common units of RMCO determined in connection with option awards granted on November 15, 2012 and an equivalent number of common shares of the Company at the anticipated mid-point of the IPO price.

In response to the Staff’s comment, the Company will provide additional disclosure in the Registration Statement as described further below. In addition, the Company is providing additional information as set forth in this letter below in terms of the factors underlying the differences between the net equity valuation of RMCO at the option grant date and the estimated IPO price for the Company’s Class A common stock. The capital structure of the Company after the IPO is designed to mirror the capital structure of RMCO after the IPO.

During 2012, the Company granted unit option awards to purchase 31,500 Class B common units of RMCO to two employees at an exercise price of $90.08 per unit. The November 15, 2012 exercise price was established to be equal to the estimated fair value of the underlying Class B common units on that date. In determining the fair value of RMCO’s net equity with respect to the Class B common unit option awards granted on November 15, 2012, management and the board of managers of RMCO (the “Board”) relied upon a valuation analysis as of June 30, 2012 using generally accepted valuation methodologies, as further referenced in the Registration Statement. The Company’s management and its Board reviewed the June 30, 2012 valuation report and concluded that the report was an appropriate estimate of the Company’s fair value as of November 15, 2012. In particular, the Company’s management determined that between June 30, 2012 and November 15, 2012, there were no material changes to the Company’s financial performance or other applicable circumstances that would require a different valuation be used. The $90.08 per unit price for the Class B common units of RMCO is currently expected to equate to a price of [*****] per share of the Company’s Class A Common Stock when adjusted to reflect the preliminary contemplated [*****] stock split in connection with the Company’s IPO.

In the Company’s disclosure of Critical Accounting Policies, Judgments and Estimates, the Company has provided information regarding the valuation methodologies used by the Company in establishing the estimated fair value of the underlying Class B common units and the exercise price for

*Confidential Treatment Requested by RE/MAX Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission September 6, 2013 Page 3	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

the unit option awards, including discounted cash flow analysis, comparable public company analysis and, when data deemed relevant was available, comparable acquisitions analysis. This valuation methodology incorporated other relevant information commonly addressed in a valuation report for a private company in accordance with the guidelines set forth in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Factors Underlying the Changes in Fair Value from November 15, 2012 to the Estimated IPO Valuation.

The Company believes the difference between the fair value as of November 15, 2012 and the anticipated price range to be included on the cover of the preliminary prospectus results primarily from the following factors, which occurred subsequent to the November 15, 2012 grant date:

•	Adjusting the Valuation to Reflect Completion of an IPO. The Company commenced detailed plans concerning a possible IPO during February and March of 2013, hiring SEC counsel in late February and interviewing potential lead managers for an IPO during March. The Company’s final decision to file with the SEC for the IPO was made at a Board meeting in June, 2013 followed by its initial confidential filing with the SEC in July under the provisions of the JOBS Act.

•	The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the successful completion of a public offering, resulting in an increased common stock valuation as compared to the valuation used by the Company to estimate the fair value of the Class B common units underlying the option grants as a result of “multiple expansion” based on public versus private EBITDA multiples.

•	To reflect the completion of the IPO, the estimated IPO valuation incorporates current public company EBITDA multiples. This change significantly increases the Company’s net equity value, as a public company EBITDA multiples are at substantially higher levels than the valuations accorded to private companies. In addition, public company valuations for comparable companies are benefitting from the widespread market enthusiasm for the ongoing U.S. housing recovery.

•	The valuation range to be reflected on the cover of the IPO prospectus as described in this letter is expected to envision an IPO equity valuation of [*****] forward EBITDA or higher, which is significantly higher than comparable private company EBITDA multiples with which the Company is familiar, which have typically been in the range of [*****] or [*****] multiples to EBITDA.

•	The valuation of the Company’s Class B common units underlying the options reflected the illiquidity of the Company’s common units on that date. The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of

*Confidential Treatment Requested by RE/MAX Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission September 6, 2013 Page 4	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

the unrestricted, freely tradable stock that would be sold in the public offering market without the liquidity and marketability discounts that were applied in the valuation used by the Company.

•	Increased Agent Count. Agent count, a key performance indicator for the Company, has increased year to date in 2013 by 3,466 agents as of August 31, 2013, including 2,110 agents in the U.S., putting the Company well ahead of its goals for increases in agent counts for 2013, reflecting both the Company’s strong operational performance and the recovering U.S. housing market. This compares to an agent count increase of 1,532 during all of 2012.

•	Increased Revenue. The Company’s total revenue grew by 11.6% during the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. This increase was significantly higher than the Company’s expectations and past experience, and provided a key financial accomplishment that supported the Company’s decision to pursue an initial public offering.

•	Texas Acquisition. The Company acquired certain assets of RE/MAX of Texas on December 31, 2012. This acquisition contributed approximately [*****] of incremental EBITDA to the Company’s projections. The acquisition of RE/MAX of Texas was completed on December 31, 2012 and required the Company to negotiate amended terms to its existing credit facility as described further below in order to borrow additional money to fund the transaction. This transaction was the result of a lengthy negotiation with the equity holders of the Texas region. The purchase price paid was based upon a [*****] multiple of EBITDA, a significantly lower multiple than the Company is expected to receive as a public company.

The value ascribed to the Texas acquisition, which was a private company transaction, is more in line with a private company EBITDA valuation multiple similar to the EBITDA multiples implied by the valuation performed by the Company. The anticipated public company valuation of the Company upon successful completion of an IPO is expected to be at a multiple of forward EBITDA that is [*****] or greater assuming the Company’s IPO is priced within the expected valuation range.

•	Acquisition of HBN, Inc. and Tails, Inc. As disclosed in the Company’s Registration Statement, the Company intends to use a portion of the proceeds of the IPO to purchase HBN, Inc. and Tails, Inc., which are the Central Atlantic and Southwest franchise regions. These acquisitions are expected to contribute approximately [*****] incremental full-year EBITDA to the Company post-IPO, which has been factored into the projections supporting the estimated IPO valuation. These acquisition agreements were finalized in August, 2013 subject to shareholder approval for each of HBN and Tails which was obtained in September, 2013. The Company expects to pay an acquisition price of approximately [*****] EBITDA for each of these transactions, a price that is more in line with private company valuations and is a significantly lower EBITDA multiple than the Company is expected to receive as a public company.

*Confidential Treatment Requested by RE/MAX Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission September 6, 2013 Page 5	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

•	Improved Outlook for the U.S. Housing Market. As noted in the Company’s Registration Statement, the U.S. housing market entered a period of recovery in 2012 which has accelerated during 2013, at a rate that was in excess of the Company’s expectations and past experience. This strengthening of the overall real estate market is reflected in the Company’s financial results as well as its projections of future performance.

•	Improvements in Projected Revenue Growth and Projected EBITDA Margins. The Company’s projections for revenue growth and EBIDTA margins have increased. Contributing factors to these increased projections, in addition to those described above, include the Company’s decision to impose increases in annual dues from $390 per agent to [*****] per agent beginning in 2014 and to increase continuing franchise fees. The decision and communication to increase annual dues and continuing franchise fees was made during the summer of 2013, and the additional cash flows anticipated to result from such increased dues and continuing franchise fees significantly impacts the value of the Company.

•	Disproportionate Impact of Preferred Units at Lower Valuation Levels. The holders of RMCO’s Class A preferred units currently enjoy substantial economic rights and preferences over the holders of its Class B common units as a result of the valuation “waterfall” inherent in the RMCO capital structure. As described above, holders of outstanding Class A preferred units are entitled to receive payment of their liquidation preference prior to any payments to holders of Class B common units and are additionally entitled to participate in any further distributions of proceeds along with the holders of Class B common units.

•	The effect of the split in equity value between the common units and the preferred units provides a disproportionate share of value to the preferred units at lower equity valuations. Conversely, as the aggregate equity value increases, the value of the common units receives an increasing percentage of the value split at higher valuations.

•	The effect of this value shift further amplifies the apparent difference in value between private and public company valuations for the common units.

•	Eliminating the Preference Rights of Preferred Unit Holders. The IPO structure contemplates an early liquidation of the Company’s Class A preferred units, which have an optional redemption date of April 16, 2014. The redemption right of the Class A preferred units created significant uncertainty and risk to the holders of Class B common units, since the redemption right, if exercised, could cause the Company to seek additional funds through (i) the issuance of debt, (ii) the issuance of additional equity which could be dilutive to the Class B common units, or (iii) a sale of the Company. In contrast, upon the completion of the proposed IPO, the Class A preferred units and the related redemption rights are extinguished, eliminating this substantial uncertainty and increasing the value of the Class B common units and their post-IPO equivalents as a result.

*Confidential Treatment Requested by RE/MAX Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission September 6, 2013 Page 6	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

•	Strong Performance of Realogy Holdings Corporation’s Stock Price Post-IPO. Since November 15, 2012, Reology’s stock has experienced substantial market acceptance and price appreciation. Realogy is a key public company comparable which the Company’s estimated IPO valuation reflects. The success of the Realogy transaction has translated into an attractive post-IPO valuation potential for the Company. In addition, the post IPO stock price appreciation of the Realogy IPO was an important factor driving the Company’s discussions with investment bankers during early 2013 regarding a possible IPO for the Company.

•	Renegotiation of the Company’s Loan Agreement. In both December, 2012 and again in July, 2013, the Company entered into modified lending arrangements that are favorable to the Company in contrast to the loan terms that were in place prior to such dates. The December modification was adopted to provide additional financing to the Company in order to complete the acquisition of its Texas affiliate region, which transaction closed on December 31, 2012 for a price of approximately $45.5 million. On July 31, 2013, the Company entered into a new loan agreement with substantially lower interest rates than those in effect at the time of the unit option grants. The interest savings and extensions of the required debt service payments provided significant incremental EBITDA to the Company, which additional value is reflected in the estimated IPO valuation.

These factors, in combination, have increased significantly the value of the Company in general and the Class B common units in particular since November 15, 2012. The Company believes that these factors support and explain the increase from the approximately [*****] net equity value of RMCO as of June 30, 2012 to approximately [*****], the expected equity valuation of the Company implied by the mid-point of the IPO valuation range provided to the Company based on valuation input from the investment bankers managing the IPO process.

The Company will include the following discussion of the significant factors contributing to the expected difference between the value of the Class B common units underlying the unit option awards and an equivalent number of common shares at the anticipated mid-point of the IPO price in the Critical Accounting Policies, Judgments and Estimates section in its Amendment No. 1:

We believe that the difference in the value of the underlying Class B common units on the November 15, 2012 grant date and the equivalent number of Class A common shares in this offering is due to the following factors:

•	in early 2013, we made a decision to pursue an initial public offering;

•	the increase in agent count in 2013 by 3,466 agents as of August 31, 2013 which we believe reflects a strengthening housing market, among other factors;

*Confidential Treatment Requested by RE/MAX Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission September 6, 2013 Page 7	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

•	our total revenue grew by 11.6% during the six months ended June 30, 2013, as compared to the prior year six month period. This increase in revenue, which was above our recent historical experience as well as our expectations, has resulted in substantial incremental value;

•	a significant increase in the per share value of publicly traded comparable companies from the grant date to the date of this offering;

•	in connection with this offering, the preferred economic rights of RMCO’s Class A preferred unitholders will be eliminated which results in a higher value to the Class B common unitholders;

•	the significant incremental value resulting from the acquisition of RE/MAX of Texas, and the contemplated acquisition of HBN and Tails, subsequent to the grant date, as a result of the incremental value given to such acquisitions as a publicly-traded company as compared to the price paid for such acquisitions; and

•	the significant cash savings resulting from modifications to our senior secured credit facility, which contributed to increased Adjusted EBITDA.

*     *     *     *     *

On behalf of the Company and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), we request confidential treatment of this letter. Please promptly inform the undersigned of any request for the above materials or any part thereof, made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

We appreciate the Staff’s agreement to review the Company’s correspondence on a confidential basis. If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113.

Very truly yours,

/s/ Gavin B. Grover

Gavin B. Grover

cc:	Howard Efron (Securities and Exchange Commission) Jennifer Monick (Securities and Exchange Commission) Folake Ayoola (Securities and Exchange Commission) Margaret M. Kelly (RE/MAX Holdings, Inc.)

*Confidential Treatment Requested by RE/MAX Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission September 6, 2013 Page 8	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

Dave Liniger (RE/MAX Holdings, Inc.) David B. Strong (Morrison & Foerster LLP) John M. Rafferty (Morrison & Foerster LLP) Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)

*Confidential Treatment Requested by RE/MAX Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.